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                                                            Exhibit (a)(1)(G)

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts: ANC                              Rexam PLC
          Josesph Esterman                 Per Erlandsson

          Vice President,                  Director of Corporate
          Investor Relations               Communication
          Direct Line (773) 399-3721       Direct Line 44 (0)20 7227 4140


             Rexam to Acquire American National Can Group

LONDON, ENGLAND and CHICAGO, ILLINOIS, April 3, 2000 - Rexam PLC and American National Can Group, Inc. (NYSE: CAN) today announced they have entered into a definitive agreement under which Rexam will acquire all outstanding shares of American National Can for $18.00 per share payable in cash, a premium of 44% to American National Can's average March 2000 closing price.

Rexam will commence the transaction with a cash tender offer for all of the outstanding American National Can shares within five business days. Any shares not purchased in the tender offer will be exchanged for cash in the amount of $18.00 per share in a merger of American National Can and Rexam's acquisition subsidiary.

The transaction is valued at approximately $2.0 billion based on approximately 55 million shares of American National Can common stock outstanding on March 31, 2000 and approximately $984 million in net debt, as of December 31, 1999.

In announcing the transaction, Rolf Borjesson, Rexam's Chief Executive stated:
"The acquisition of American National Can completes our three year programme to reshape Rexam around its consumer packaging activities and make it a world leader in the sector. American National Can brings a strong presence in the important US beverage packaging market and the two companies have complementary positions in Europe and Asia, enabling us to serve global customers on a global basis. Having achieved a genuine leadership position in beverage packaging, we now have a strong platform for growth elsewhere in the consumer packaging sector. "


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Page Two


"All that we have been doing the last three years has been directed toward creating value for our shareholders, customers and employees," said Ed Lapekas, ANCG Chairman and CEO. "Our impressive results - in cost reduction and world class manufacturing - coupled with our leading market positions, strong customer relationships and strategic plant network position us to continue to increase profitability. Our accomplishments and the opportunities presented by merging with Rexam achieve our goal of value creation."

Both companies' Boards of Directors have unanimously approved the merger agreement. The transaction will be conditioned on regulatory approvals, including expiration of applicable waiting periods and other customary conditions. In addition, Pechiney, American National Can's largest shareholder with approximately 45% of American National Can's outstanding and issued shares, has entered into an agreement pursuant to which it has irrevocably agreed to tender all of its shares into the Rexam tender offer. In connection with its consideration of the transaction, the Board of Directors of American National Can received the opinion of Deutsche Banc Alex. Brown, its investment banker for the transaction, that the $18 to be received by American National Can shareholders in the tender offer and the merger is fair to such shareholders from a financial point of view.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Rexam with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by American National Can with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Rexam and American National Can at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Rexam Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to American National Can Investor Relations.

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